Exhibit 99.54
Analyst Coverage
Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Gilberto Garcia
Bradesco BBI - Equity Research	Victor Mizusaki
BX+	Jose Maria Flores
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
HSBC	Ravi Jain
Intercam Casa de Bolsa	Fernanda Padilla
Itaù Unibanco	Renato Salomone
Morgan Stanley	Joshua Milberg
Santander	Pedro Balcao
UBS	Rogerio Araujo

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Statement of financial position, current/non-current

Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	As of September 30, 2016	As of December 31, 2015
Statement of financial position
Assets
Current assets
Cash and cash equivalents	6,993,313	5,157,313
Trade and other current receivables	453,432	263,022
Recovable taxes	736,494	201,394
Financial instruments	249,322	10,123
Inventories	215,057	163,073
Current biological assets	0	0
Other current non-financial assets	1,562,933	1,446,512
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	10,210,551	7,241,437
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	10,210,551	7,241,437
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Financial instruments	420,095	68,602
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net	1,996,881	2,549,650
Investment property	0	0
Goodwill	0	0
Intangible assets, net	102,273	94,649
Deferred income taxes	549,444	544,598
Other non-current non-financial assets	6,005,288	4,762,029
Total non-current assets	9,073,981	8,019,528
Total assets	19,284,532	15,260,965
Liabilities and Equity
Liabilities
Current liabilities
Trade and other current payables	4,171,958	3,859,390
Income taxes payable	1,022,836	337,997
Other current financial liabilities	587,470	1,415,503
Accrued liabilities	2,042,555	1,471,273
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	16,923	18,670
Total current provisions	16,923	18,670
Total short-term liabilities	7,841,742	7,102,833
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	7,841,742	7,102,833
Non-current liabilities
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	429,361	231,290
Accrued liabilities	207,052	157,331
Non-current provisions
Employee benefits	12,402	10,056
Other liabilities	101,989	49,131
Total non-current provisions	114,391	59,187
Deferred income taxes	1,059,462	885,493
Total long-term liabilities	1,810,266	1,333,301
Total liabilities	9,652,008	8,436,134
Equity
Capital stock	2,973,559	2,973,559
Additional paid in capital	1,793,638	1,791,040
Treasury shares	81,635	91,328
Retained earnings	4,954,231	2,408,087
Other reserves	(7,269)	(256,527)
Total equity holders of the parent	9,632,524	6,824,831
Non-controlling interests	0	0
Total equity	9,632,524	6,824,831
Total equity and liabilities	19,284,532	15,260,965

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Statement of comprehensive income, profit or loss, by function of expense

Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the three months ended September 30, 2016	For the three months ended September 30, 2015
Profit or loss
Profit (loss)
Operating revenues	17,043,924	13,087,227	6,731,397	5,219,730
Cost of sales	0	0	0	0
Gross profit	17,043,924	13,087,227	6,731,397	5,219,730
Sales, marketing and distribution expenses	976,136	750,210	381,300	302,604
Administrative expenses	0	0	0	0
Other operating income	370,030	142,636	575	81,960
Other expenses	14,171,270(1)	10,704,845(2)	5,307,752(3)	3,919,339(4)
Operating income	2,266,548	1,774,808	1,042,920	1,079,747
Finance income	1,395,625	825,560	409,266	571,254
Finance costs	24,427	14,821	9,392	4,921
Share of profit (loss) of associates and joint ventures accounted for using equity method	0	0	0	0
Income before income tax	3,637,746	2,585,547	1,442,794	1,646,080
Income tax (expense)	1,091,602	775,662	433,119	494,066
Net income	2,546,144	1,809,885	1,009,675	1,152,014
Profit (loss) from discontinued operations	0	0	0	0
Net income	2,546,144	1,809,885	1,009,675	1,152,014
Attribution of net income:
Equity holders of the parent	2,546,144	1,809,885	1,009,675	1,152,014
Non-controlling interests	0	0	0	0
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Earnings per share basic	2.52	1.79	1.0	1.14
Basic earnings per share from discontinued operations	0	0	0	0
Total basic earnings per share	2.52	1.79	1.0	1.14
Diluted earnings per share
Diluted earnings per share from continuing operations	2.52	1.79	1.0	1.14
Diluted earnings per share from discontinued operations	0	0	0	0
Total diluted earnings per share	2.52	1.79	1.0	1.14

(1): Includes the following expenses: i) Aircraft and engine rent expenses by an amount of Ps.3,998,539, ii) Fuel by Ps.3,947,567, iii) Landing, take-off and navigation expenses by Ps.2,406,486 iv) salaries and benefits by Ps.1,747,612, v) maintenance by Ps.1,003,968, vi) other operating expenses by Ps.672,769 and vii) depreciation and amortization by Ps.394,329.

(2): Includes the following expenses: i) Fuel by an amount of Ps.3,562,674, ii) Aircraft and engine rent expenses by Ps.2,482,674, iii) Landing, take-off and navigation expenses by Ps.1,883,753, iv) salaries and benefits by Ps.1,364,024, v) maintenance by Ps.586,963, vi) other operating expenses by Ps.476,016 and vii) depreciation and amortization by Ps.348,741.

(3): Includes the following expenses: i) Fuel by an amount of Ps.1,573,898, ii) Aircraft and engine rent expenses by Ps.1,485,808, iii) Landing, take-off and navigation expenses by Ps.892,131, iv) salaries and benefits by Ps.604,149, v) maintenance by Ps.358,460, vi) other operating expenses by Ps.256,883 and vii) depreciation and amortization by Ps.136,423.

(4): Includes the following expenses: i) Fuel by an amount of Ps.1,302,552, ii) Aircraft and engine rent expenses by Ps.920,704, iii) Landing, take-off and navigation expenses by Ps.703,278, iv) salaries and benefits by Ps.491,935, v) maintenance by Ps.207,886, vi) other operating expenses by Ps.172,296 and vii) depreciation and amortization by Ps.120,668.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Statement of comprehensive income, OCI components presented net of tax
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the three months ended September 30, 2016	For the three months ended September 30, 2015
Statement of comprehensive income
Net income	2,546,144	1,809,885	1,009,675	1,152,014
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	0	0	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Losses on exchange differences on translation, net of tax	(2,742)	0	(2,742)	0
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(2,742)	0	(2,742)	0
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	21,561	90,185	9,680	1,457
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	21,561	90,185	9,680	1,457
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	230,439	(177,282)	(9,328)	(172,824)
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	230,439	(177,282)	(9,328)	(172,824)
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Other comprehensive income	249,258	(87,097)	(2,390)	(171,367)
Other comprehensive income for the period, net of tax	249,258	(87,097)	(2,390)	(171,367)
Total comprehensive income	2,795,402	1,722,788	1,007,285	980,647
Comprehensive income attributable
Comprehensive income, attributable to owners of parent	2,795,402	1,722,788	1,007,285	980,647
Comprehensive income, attributable to non-controlling interests	0	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Statement of cash flows, indirect method
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Statement of cash flows
Cash flows provided by (used in) operating activities
Income before income tax	2,546,144	1,809,885
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Income tax expense	1,091,602	775,662
Adjustments for finance costs	(1,004,601)	(270,303)
Depreciation and amortization	394,329	348,741
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Adjustments for provisions	0	0
Adjustments for unrealised foreign exchange losses (gains)	0	0
Management incentive and long-term incentive plans	2,852	3,481
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale on aircfraft	(359,790)	(130,525)
Participation in associates and joint ventures	0	0
Inventories	(51,984)	(16,271)
Adjustments for decrease (increase) in trade accounts receivable	(45,122)	(35,724)
Adjustments for decrease (increase) in other operating receivables	(638,591)	115,928
Suppliers	(85,907)	203,784
Taxes payable	411,089	178,492
Other adjustments for non-cash items	(50,528)	(33,280)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile losses	(28,043)	(821,104)
Total adjustments to reconcile (loss) profit	(364,694)	318,881
Net cash flows from operations	2,181,450	2,128,766
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	80,904	36,651
Income taxes paid	761,245	25,683
Other inflows (outflows) of cash	0	0
Net cash flows from provided by operating activities	1,501,109	2,139,734
Cash flows provided by (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	1,267,898	667,410
Acquisitions of rotable spare parts, furniture and equipment	735,556	884,267
Proceeds from sales of intangible assets	0	0
Acquisitions of intangible assets	34,587	28,180
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from provided by (used in) investing activities	497,755	(245,037)
Cash flows provided by (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from financial debt	370,539	639,718
Payments of financial debt	1,123,145	631,123
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	31,022	29,936
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	9,439	(40,113)
Net cash flows from (used in) financing activities	(774,189)	(61,454)
Net increase in cash and cash equivalents before effect of exchange rate changes	1,224,675	1,833,243
Effect of exchange rate changes on cash and cash equivalents
Net foreign exchanges differences on cash balances	611,325	309,487
Net increase in cash and cash equivalents	1,836,000	2,142,730
Cash and cash equivalents at beginning of period	5,157,313	2,264,857
Cash and cash equivalents at end of period	6,993,313	4,407,587

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Statement of changes in equity - Accumulated Current
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	Statements of changes in equity
	Capital Stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,791,040	91,328	2,408,087	0	0	0	0	0
Changes in Equity
Comprehensive income
Net income for the period	0	0	0	2,546,144	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(2,742)	0	0	0
Total comprehensive income	0	0	0	2,546,144	0	(2,742)	0	0	0
Issue of Equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	2,598	(9,693)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	2,598	(9,693)	2,546,144	0	(2,742)	0	0	0
Equity at end of period	2,973,559	1,793,638	81,635	4,954,231	0	(2,742)	0	0	0

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	0	0	0	0	0
Changes in equity
Comprehensive income
Net income for the period	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of Equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	0	0	0	0	0

	Statements of changes in equity
	Reserve for equalisation	Reserve of discretionary participation features	Cash flow hedge	Other cash flow hedge	Equity attributable to owners of parent	Non-controlling interests	Total Equity
Statement of changes in equity
Equity at beginning of period	0	0	(256,527)	(256,527)	6,824,831	0	6,824,831
Changes in equity
Comprehensive income
Net income for the period	0	0	0	0	2,546,144	0	2,546,144
Other comprehensive income	0	0	252,000	249,258	249,258	0	249,258
Total comprehensive income	0	0	252,000	249,258	2,795,402	0	2,795,402
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase through share-based payment transactions, equity	0	0	0	0	12,291	0	12,291
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase in equity	0	0	252,000	249,258	2,807,693	0	2,807,693
Equity at end of period	0	0	(4,527)	(7,269)	9,632,524	0	9,632,524

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Statement of changes in equity - Accumulated Previous
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	Statements of changes in equity
	Capital stock	Additional paid in capital	Treasury shares	Accumulated income	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,786,790	114,789	(55,783)	0	0	0	0	0
Changes in equity
Comprehensive income
Net income for the period	0	0	0	1,809,885	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	1,809,885	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	3,481	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase in equity	0	3,481	0	1,809,885	0	0	0	0	0
Equity at end of period	2,973,559	1,790,271	114,789	1,754,102	0	0	0	0	0

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available- for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	0	0	0	0	0
Changes in equity
Comprehensive income
Net income for the period	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	0	0	0	0	0

	Statements of changes in equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Total equity
Statement of changes in equity
Equity at beginning of period	0	0	(119,997)	(119,997)	4,469,780	0	4,469,780
Changes in equity
Comprehensive income
Net income for the period	0	0	0	0	1,809,885	0	1,809,885
Other comprehensive income	0	0	(87,097)	(87,097)	(87,097)	0	(87,097)
Total comprehensive income	0	0	(87,097)	(87,097)	1,722,788	0	1,722,788
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	3,481	0	3,481
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total (decrease) increase in equity	0	0	(87,097)	(87,097)	1,726,269	0	1,726,269
Equity at end of period	0	0	(207,094)	(207,094)	6,196,049	0	6,196,049

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Informative data about the Statement of financial position
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	As of September 30, 2016	As of December 31, 2015
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	4,165	3,304
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Informative data about the Income statement
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the three months ended September 30, 2016	For the three months ended September 30, 2015
Informative data of the Income Statement
Operating depreciation and amortization	394,329	348,741	136,423	120,688

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Informative data - Income statement for 12 months
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	Current Year 2015-10-01 - 2016-09-30	Previous Year 2014-10-01 - 2015-09-30
Informative data - Income Statement for 12 months
Operating revenues	22,136,401	17,045,473
Operating income	3,002,073	2,201,131
Net income	3,200,129	2,512,762
Net income, attributable to owners of parent	3,200,129	2,512,762
Operating depreciation and amortization	502,305	486,349

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Breakdown of credits
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016
					Credits in domestic currency						Credits in foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Banks foreign trade
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Secured
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Santander - Bancomext 1	Not	2011-07-27	2019-05-31	Libor + 1.99	0	0	0	0	0	0	0	155,162	404,507	24,854
Banco Santander - Bancomext 2	Not	2011-07-27	2019-05-31	Libor + 2.50	0	0	0	0	0	0	407,337	0	0	0
TOTAL	Not				0	0	0	0	0	0	407,337	155,162	404,507	24,854	0	0
Others
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL	Not				0	0	0	0	0	0	407,337	155,162	404,507	24,854	0	0
Stock market
Listed on stock exchange - unsecured
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Landing, take off and navigation	Not				281,515
Fuel	Not				142,537
Administrative expenses	Not				29,165
Sales, marketing and distribution	Not				23,332
Maintenance expenses	Not				20,356
Technology and communication	Not				3,456
Other services	Not				2,277
Maintenance expenses USD	Yes										70,786
Aircraft and engine rent expenses USD	Yes										34,964
Technology and communication USD	Yes										19,833
Landing, take-off and navigation USD	Yes										13,781
Administrative expenses USD	Yes										8,988
Sales, marketing and distribution USD	Yes										906
Other services USD	Yes										40
TOTAL	Not				502,638	0	0	0	0	0	149,298	0	0	0	0	0
Total suppliers
TOTAL	Not				502,638	0	0	0	0	0	149,298	0	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL	Not				0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL	Not				502,638	0	0	0	0	0	556,635	155,162	404,507	24,854	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Annex - Monetary foreign currency position
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	Monetary foreign currency position
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars*	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	373,102	7,275,564	782	15,249	7,290,813
Non-current monetary assets	326,070	6,358,430	11	215	6,358,645
Total monetary assets	699,172	13,633,994	793	15,464	13,649,458
Liabilities position
Current liabilities	89,089	1,737,253	1,094	21,333	1,758,586
Non-current liabilities	22,018	429,361	0	0	429,361
Total liabilities	111,107	2,166,614	1,094	21,333	2,187,947
Net monetary assets (liabilities)	588,065	11,467,380	(301)	(5,869)	11,461,511

U.S. dollar amounts at September 30, 2016 have been included solely for the convenience of the reader and are translated from mexican pesos, using an exchange rate of Ps. 19.5002 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2016.

*“Other currencies equivalent in dollars”, includes amounts in “colones” and “quetzal” currencies, related to our Central America transactions.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Annex - Distribution of income by product
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	Income type
	Domestic income	International income	Income of subsidiaries abroad	Total income
Operating Revenues
Domestic (Mexico)	11,503,693	0	0	11,503,693
International (USA and Central-America)	0	5,540,231	0	5,540,231
TOTAL	11,503,693	5,540,231	0	17,043,924

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Annex - Financial derivate instruments
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks derived from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty on the financial markets and is intended to minimize potential adverse effects on net earnings and necessities of the Company’s working capital. Volaris uses derivative financial instruments only to mitigate part of these risks and does not have financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team that identifies and measures exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance of the Company.

The Hedging Policy and processes related thereto are approved by diverse Company’s participants in accordance with the Corporate Governance. That Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by various committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits.

The Hedging Policy maintains a conservative position regarding derivative financial instruments, since it only allows instruments to be contracted that maintain an effective correlation with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). Accordingly, the Company’s objective is to give hedge accounting treatment to all derivative financial instruments.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.
Fuel price fluctuation risk: Volaris’ contracts with its fuel suppliers make reference to the market prices of that input; therefore, it is exposed to an increase in its price. Volaris contracts derivative financial instruments to have protection against significant increases in the fuel price. Such instruments are contracted on the over-the-counter (“OTC”) market, with approved counterparties and within approved limits by the Hedging Policy. At the date of presenting this report, the Company uses Asian options, with U.S. Gulf Coast Jet Fuel 54 as underlying asset. Asian instruments provide a more precise offsetting due that the payoff takes into account the average price of the underlying asset considered by Volaris main fuel supplier. All derivative financial instruments qualified for hedge accounting and are recognized in operating expenses.

2.
Foreign currency risk: The Company's exposure to the risk of variations in foreign exchange rates is mainly related to the Company’s activities (that is when revenues or expenses are denominated in a currency other than the Company’s functional currency). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of presenting this report, the Company does not hold foreign exchange hedging position.

3.
Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s debt and operating lease with variable interest rates. The Company contracts derivative financial instruments to hedge against a portion of that exposure. The Company uses interest rate swaps toward that end. Those instruments are recognized as hedge accounting in the item of hedged primary item.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits. It is reviewed and adjusted daily, based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of nonperformance are not foreseen of the obligations of any of them. As of September 30, 2016, the Company has signed 9 ISDA agreements with financial institutions and maintained operations with 5 of them during the third quarter of 2016.

The Company only operates with the financial counterparties, with which it has an ISDA contract. Those contracts have a Credit Support Annex (“CSA”), which set forth credit conditions that define credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding off. The execution of derivative financial instruments is distributed among the different counterparties to prevent their exposure concentrated on a single counterparty and making more efficient use of the financial conditions of the different CASs, thereby minimizing potential margin calls.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented in the ISDA contracts under which Volaris operates. The Company uses the valuations received from the financial institutions that acted as a counterparty in the different derivative financial instruments. That fair value is compared with internally developed valuation techniques that use valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on the levels and variables listed on the market of bench mark assets, using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), under which the Company prepares its financial statements, Volaris realizes prospective and retrospective effectiveness tests, as well as hedging files where derivative financial instruments are classified in accordance with the type of underlying asset (restated and monitored constantly). At the date of filing this report, all of the Company’s financial derivative instruments are considered effective and, therefore, are classified to be recorded under hedge accounting assumptions.

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions.  Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient. Moreover, the Company has internal recourses to meet the requirements related to derivative financial instruments.

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company’s activities are exposed to various financial risks, mainly highlighted by fuel price risk, exchange rate fluctuation risk and changes in interest rate risk. During the third quarter of 2016, no significant change was identified that modified exposure to the risks described above, a situation that can change in the future.

Quantitative information

At the date of this report, all the derivative financial instruments maintained by the Company qualified as hedge accounting; therefore, the changes in their fair value will only be the result of changes in the levels or prices of the underlying asset, and it will not modify the objective of the hedge for which it was initially contracted.

Appendix A
Derivative financial instruments Summary
As of September 30, 2016
(In thousands of Mexican pesos)

Type of derivative	For hedging or other purposes	Notional amount / Nominal value	Short or long position	Underlying asset value			Fair value (3)		Due
				Base	Current quarter (3Q16)	Prior quarter (2Q16)	Current quarter (3Q16)	Prior quarter (2Q16)
Interest rate swap (1)	Hedge	$1,365,014 (5)	Long	6M libor	1.24%	0.92%	$(24,971)	$(38,799)	Short term: $(24,971)
									Long term: -
Jet Fuel Asian Call Options (2)	Hedge	216.5 M gallons	Long	Jet Fuel GC 54	USD $1.43 / Gal	USD $1.39 / Gal	$669,417	$641,203	Short term: $249,322
									Long term: $420,095

(1)	Information regarding two instruments closed with a single counterparty
(2)	Information regarding 225 instruments closed with 4 counterparties
(3)	From the Company’s point of view.
(4)
The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions.  Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient, in order to minimize the potential margin calls.

(5)	The notional value of the instrument is by USD$70 million converted at an exchange rate of 19.5002.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Notes - Subclassifications of assets, liabilities and equities
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	As of September 30, 2016	As of December 31, 2015
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	4,665	9,878
Cash in banks	2,379,530	2,796,437
Total cash	2,384,195	2,806,315
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	4,609,118	2,350,998
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	4,609,118	2,350,998
Other cash and cash equivalents	0	0
Total cash and cash equivalents	6,993,313	5,157,313
Trade and other current receivables
Accounts receivable	238,434	201,837
Accounts receivable due from related parties	0	0
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	0	0
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other accounts receivable	214,998	61,185
Total accounts receivable	453,432	263,022
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Inventories	207,899	157,304
Property intended for sale in ordinary course of business	0	0
Other inventories	7,158	5,769
Total current inventories	215,057	163,073
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	0	0
Motor vehicles	0	0
Total vehicles	0	0
Fixtures and fittings	0	0
Office furniture and equipment	15,838	12,932
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Constructions and improvements	1,113,664	1,623,747
Construction prepayments	0	0
Other rotable spare parts, furniture and equipment, net	867,379	912,971
Total rotable spare parts, furniture and equipment, net	1,996,881	2,549,650
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Software	66,872	46,768
Licences / software	473	63
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets	34,928	47,818
Other intangible assets	0	0
Total intangible assets other than goodwill	102,273	94,649
Goodwill	0	0
Total intangible assets and goodwill	102,273	94,649
Trade and other current payables
Suppliers	651,936	781,094
Accounts payable to related parties	35,564	14,316

Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

Accruals and deferred income classified as current
Unearned transportation revenue	2,381,309	1,957,254
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	2,381,309	1,957,254
Other taxes and fees payable	1,103,149	1,106,726
Current value added tax payables	0	0
Current retention payables	0	0
Other accounts payable	0	0
Total accounts payable	4,171,958	3,859,390
Other current financial liabilities
Financial debt	562,499	1,371,202
Stock market loans current	0	0
Other current liabilities at cost	0	0
Other current liabilities no cost	0	0
Financial instruments	24,971	44,301
Total other current financial liabilities	587,470	1,415,503
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Financial debt	429,361	219,817
Stock market loans non-current	0	0
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	*11,473
Total other non-current financial liabilities	429,361	231,290
Other provisions
Other liabilities long-term	101,989	49,131
Other liabilities short-term	16,923	18,670
Total other provisions	118,912	67,801
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	(2,742)	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0

Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

Reserve of remeasurements of defined benefit plans	0	0
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Contributions for future capital increases	1	1
Merger reserve	0	0
Legal reserve	38,250	38,250
Other comprehensive income	(42,778)	(294,778)
Total other reserves	(7,269)	(256,527)
Net assets (liabilities)
Assets	19,284,532	15,260,965
Liabilities	9,652,008	8,436,134
Net assets	9,632,524	6,824,831
Net current assets (liabilities)
Current assets	10,210,551	7,241,437
Current liabilities	7,841,742	7,102,833
Net current assets	2,368,809	138,604

*This item includes the financial instruments liability.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Notes - Analysis of income and expense
Consolidated
Ticker: VLRS / VOLAR	Quarter: 3 Year: 2016

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the three months ended September 30, 2016	For the three months ended September 30, 2015
Analysis of income and expense
Revenue
Revenue from rendering of services	17,043,924	13,087,227	6,731,397	5,219,730
Revenue from sale of goods	0	0	0	0
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
operating revenues	17,043,924	13,087,227	6,731,397	5,219,730
Finance income
Interest income	80,904	36,651	27,028	15,005
Net gain on foreign exchange	1,314,721	788,909	382,238	556,249
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	1,395,625	825,560	409,266	571,254
Finance costs
Interest expense	0	0	0	0
Net loss on foreign exchange	0	0	0	0
Loss on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance costs	24,427	14,821	9,392	4,921
Total finance costs	24,427	14,821	9,392	4,921
Tax income (expense)
Current tax	1,030,101	916,280	369,184	346,426
Deferred tax	61,501	(140,618)	63,935	147,640
Total tax income	1,091,602	775,662	433,119	494,066

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At September 30, 2016 and December 31, 2015

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1.  Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. ("Controladora" or the "Company") was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. ("Concesionaria"), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria's concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes or "SCT") on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of "Volaris". On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering ("IPO") on the New York Stock Exchange ("NYSE") and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or "BMV"), and on September 18, 2013 its shares started trading under the ticker symbol "VLRS" and "VOLAR", respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company's Chief Executive Officer Enrique Beltranena and Chief Financial Officer Fernando Suárez on October 24, 2016. Subsequent events have been considered through that date.

Relevant events

Operations in Central America

During the year ended December 31, 2015, the Company through its subsidiary Concesionaria, began operations in Central America (Guatemala and Costa Rica).

Secondary follow-on equity offering

On November 16, 2015 the Company completed a secondary follow-on equity offering, in which certain shareholders offered 108,900,000 of the Company's Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, in the United States. No CPOs or ADSs were sold by the Company and the selling shareholders received all of the proceeds from this offering.

2. Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of September 30, 2016 and December 31, 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three and nine months ended September 30, 2016 and 2015, have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2015 and 2014, and for the three years ended December 31, 2015.

Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At September 30, 2016 and December 31, 2015, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			September 30, 2016	December 31, 2015
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A. ("Vuela Aviación")*	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. ("Vuela")*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. ("Servicios Corporativos")	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V ("Servicios Administrativos")	Recruitment and payroll	Mexico	100%	100%
Operaciones Volaris, S.A. de C.V ("Servicios Operativos")(1)	Recruitment and payroll	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 8)	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 8)	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 "Administrative Trust"	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 "DAIIMX/VOLARIS"	Share administration trust	Mexico	-	100%
*The Company has not started operations in Central America.
(1) With effect from August 3, 2016, the name of the Company was changed from Servicios Operativos Terrestres Volaris, S.A. de C.V. to Operaciones Volaris, S.A. de C.V.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2015, except for the adoption of new standards and interpretations effective as of January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New standards

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the unaudited interim condensed consolidated financial statements of the Company.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosure of the nature of, and risks associated with, the entity's rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after 1 January 2016. Since the Company is an existing IFRS preparer and is not involved in any rate-regulated activities, this standard does not apply.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combinations principles for business combination accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation if joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Company as there has been no interest acquired in a joint operation during the period.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. This amendment is not relevant to the Company, since the Company does not have a benefit plan with contributions from employees or third parties.

Amendments to IAS 16 and 38: Clarification of acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets the revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in their separate financial statements will have to apply that change retrospectively. First-time adopters of IFRS electing to use the equity method in their separate financial statements will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Company's consolidated financial statements.

Annual Improvements 2010-2012 Cycle

With the exception of the improvement relating to IFRS 2 Share-based Payment applied to share-based payment transactions with a grant date on or after 1 July 2014, all other improvements are effective for accounting periods beginning on or after 1 July 2014. These improvements are not expected to have a material impact on the Company. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions. The clarifications are consistent with how the Company has identified any performance and service conditions which are vesting conditions in previous periods. Thus, these amendments did not impact the Company's financial statements or accounting policies.

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:
(i) An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are "similar".
(ii) The reconciliation of segments assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.
This amendment is not relevant to the Company, since the Company has not applied the aggregation criteria in IFRS 8.12 and does not reconcile segment assets to total assets.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. This amendment does not have any impact in the Company's financial statements, since the Company does not revalue its assets in accordance with IAS 16 and IAS 38.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

This amendment is not relevant for the Company as it does not receive any management services from other entities.

Annual Improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and the Company has applied these amendments for the first time in these consolidated financial statements. They include:

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IAS 39. The Company does not apply the portfolio exception in IFRS 13.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange to transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

IFRS 16 Leases
IFRS 16 was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ('lessee') and the supplier ('lessor'). IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases under IAS 17, Leases. The lessee is required to recognize the present values of future lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment, and also recognizing a financial liability representing its obligation to make future lease payments. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e. leases of 12 months or less), and (b) leases of low-value assets.
IFRS 16 is effective starting January 1, 2019 and it may be applied before the effective date if IFRS 15 is also applied at the same time.
The Company has many leases as disclosed in Note 12. As a result, IFRS 16 will change the manner of accounting for those leases. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements and plans to adopt the new standard on the required effective date.
Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii) Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively. The Company is currently evaluating the impact of IAS 19 on its consolidated financial statements.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report. The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Company.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: (a) the materiality requirements in IAS 1; (b) that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated; (c) that entities have flexibility as to the order in which they present the notes to financial statements; and (d) that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Company as the Company does not apply the consolidation exception.

3.  Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company's unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at September 30, 2016 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.5002 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2016. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute "highly seasonal" as considered by IAS 34.

6. Risk management

Financial risk management

The Company's activities are exposed to different financial risks derived from exogenous variables which are not under its control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company's global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of these risks. The Company does not enter into derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both "on balance sheet" exposures, such as recognized financial assets and liabilities, as well as in "off-balance sheet" contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements. Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management team, which identifies and measures financial risk exposures, in order to design the best strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company's jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. Pursuing this objective, the risk management policy allows the use of derivative financial instruments available on over the counter ("OTC") markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended September 30, 2016 and 2015 represented 28% and 31%, of the Company's operating expenses, respectively. Additionally, aircraft jet fuel consumed in the nine months ended September 30, 2016 and 2015 represented 27% and 31%, of the Company's operating expenses, respectively.

During the three months ended September 30, 2016, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 32,115 thousand gallons, which covers a portion of the projected consumption for 2018. In the same way, during the three months ended September 30, 2015, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 41,060 thousand gallons, covering a portion of the projected consumption for 2016 and 2017.

During the nine months ended September 30, 2016, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 134,333 thousand gallons, which covers a portion of the projected consumption for 2017 an 2018. In the same way, during the nine months ended September 30, 2015, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 131,909 thousand gallons, covering a portion of the projected consumption for 2015, 2016 and 2017.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a "transaction related hedged item," it is required to be segregated and accounted for as a "cost of hedging" in other comprehensive income ("OCI") and accrued as a separate component of stockholders' equity until the related hedged item affects profit and loss.

Since monthly forecasted jet fuel consumption is considered the hedged item of the "related to a transaction" type, then the time value included as accrued changes on external value in capital is considered as a "cost of hedging" under IFRS 9 (2013). The hedged item (jet fuel consumption) of the options contracted by the Company represents a non-financial asset (energy commodity), which is not in the Company's inventory. Instead, it is directly consumed by the Company's aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company's inventories. Rather, it is initially accounted for in the Company's OCI and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options.

As of September 30, 2016 and December 31, 2015, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was Ps.669,417 and Ps.78,725, respectively, and is presented as part of the financial assets in the consolidated statement of financial position.

The amount of cost of hedging derived from the extrinsic value changes of these options as of September 30, 2016 and December 31, 2015 recognized in other comprehensive income totals Ps.35,829 and Ps.365,028, respectively, and will be recycled to the fuel cost throughout 2016 and until 2018, as these options expire on a monthly basis.

During the three months ended September 30, 2016 and 2015, the extrinsic value of these options recycled to the fuel cost was Ps.87,004 and Ps.41,068, respectively.

During the nine months ended September 30, 2016 and 2015, the extrinsic value of the options recycled to the fuel cost was Ps.210,217 and Ps.63,925, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

Position as of September 30, 2016 Jet fuel Asian call option contracts maturities
Jet fuel risk		4Q16	2016 Total			1H17		2H17	2017 Total			1H 18		3Q18	2018 Total
Notional volume in gallons (thousands)*		27,428		27,428		55,436		63,362		118,797		62,492		7,746		70,328
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.9862	US$	1.9862	US$	1.6245	US$	1.4182	US$	1.5145	US$	1.6508	US$	1.5450	US$	1.6392
Approximate percentage of hedge (of expected consumption value)		52%		52%		50%		50%		50%		45%		10%		32%
* US Gulf Coast Jet 54 as underlying asset ** Weighted average

	Position as of December 31, 2015
	Jet fuel Asian call option contracts maturities
Jet fuel risk		1H16		2H16	2016 Total			1H17		2H17	2017 Total
Notional volume in gallons (thousands)*		51,840		55,647		107,487		42,450		12,252		54,702
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.9451	US$	1.9867	US$	1.9666	US$	1.7142	US$	1.5933	US$	1.6871
Approximate percentage of hedge (of expected consumption value)		59%		53%		55%		38%		10%		23%
* US Gulf Coast Jet 54 as underlying asset
** Weighted average

b)  Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. The Company's exposure to the risk of changes in foreign exchange rates relates primarily to the Company's operating activities; when revenue or expense is denominated in a different currency from the Company's functional currency (including the amounts payable arising from U.S. dollar, quetzal and colon denominated expenses and U.S. dollars, quetzals and colones linked expenses and payments). To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company's revenue is generated in Mexican pesos, although 33% of its revenues came from operations in the United States of America and Central America for the nine months ended at September 30, 2016 (30% for the nine months ended September 30, 2015) and 33% of its revenues came from operations in the United States of America and Central America for the three months ended at September 30, 2016 (31% for the three months ended September 30, 2015). U.S. dollar denominated collections accounted for 38% and 36% of the Company's total collections as of September 30, 2016 and December 2015, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate. The Company's foreign exchange on and off-balance sheet exposure as of September 30, 2016 and December 31, 2015 is as set forth below:

	Thousands of U.S. dollars
	September 30, 2016		December 31, 2015
Assets:
Cash and cash equivalents	US$	294,252	US$	202,022
Other accounts receivable		14,335		5,286
Aircraft maintenance deposits paid to lessors		328,378		286,012
Deposits for rental of flight equipment		28,671		36,331
Derivative financial instruments		34,329		4,575
Total assets		699,965		534,226

Liabilities:
Financial debt		50,864		92,466
Foreign suppliers		54,782		40,673
Taxes and fees payable		5,274		7,705
Derivative financial instruments		1,281		3,242
Total liabilities		112,201		144,086
Net foreign currency position	US$	557,764	US$	390,140

The exchange rates used to translate the above amounts to Mexican pesos at September 30, 2016 and December 31, 2015 were Ps.19.5002 pesos and Ps.17.2065 pesos, respectively, per U.S. dollar.

	Thousands of U.S. dollars
	2016		2015
Off-balance sheet transactions exposure:
Aircraft operating leases (Note 12)	US$	1,534,087	US$	1,216,799
Aircraft and engine commitments (Note 16)		332,882		353,528
Total foreign currency	US$	1,866,969	US$	1,570,327

For the nine months ended September 30, 2016 and the twelve months ended December 31, 2015, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company's results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate ("LIBOR"). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a "cash flow hedge" and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in earnings.

At September 30, 2016 and December 31, 2015, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$70,000 and fair value of Ps.24,971 and Ps.55,774, respectively, recorded in liabilities.

For the three months ended September 30, 2016 and 2015, the loss on the interest rate swaps was Ps.12,218 and Ps.12,166, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

For the nine months ended September 30, 2016 and 2015, the reported loss on the interest rate swaps was Ps.37,016 and Ps.34,586, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

The following table illustrates the sensitivity of financial instruments on the Company's accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a reasonably possible change in LIBOR interest rates. The calculations are based on financial instruments held at each consolidated statement of financial position date and were made increasing (decreasing) 100 basis points to the LIBOR curve. All other variables were held constant.

	Position at September 30, 2016
Increase (decrease) in curve	effect on equity (thousands of U.S. dollars)
+100 basis points	US$	180.12
- 100 basis points		(181.52)

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts. The Company's off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company's contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	September 30, 2016
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 8)	Ps.	558,380	Ps.	429,361	Ps.	987,741

Derivative financial instruments:
Interest rate swaps contracts		24,971		-		24,971
Total	Ps.	583,351	Ps.	429,361	Ps.	1,012,712

	December 31, 2015
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 8)	Ps.	1,363,861	Ps.	219,817	Ps.	1,583,678

Derivative financial instruments:
Interest rate swaps contracts		44,301		11,473		55,774
Total	Ps.	1,408,162	Ps.	231,290	Ps.	1,639,452

e)  Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At September 30, 2016, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2017 fiscal year.

The primary objective of the Company's capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder's value. No changes were made in the objectives, policies or processes for managing capital during the three and nine months ended September 30, 2016 and 2015. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

7.  Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company's financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	September 30,		December 31,		September 30,		December 31,
	2016		2015		2016		2015
Assets
Derivative financial instruments	Ps.	669,417	Ps.	78,725	Ps.	669,417	Ps.	78,725

Liabilities
Financial debt*		(987,741)		(1,583,678)		(989,755)		(1,587,889)
Derivative financial instruments		(24,971)		(55,774)		(24,971)		(55,774)
Total	Ps.	(343,295)	Ps.	(1,560,727)	Ps.	(345,309)	Ps.	(1,564,938)
*Floating rate borrowing

The following table summarizes the fair value measurements at September 30, 2016:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	669,417	Ps.	-	Ps.	669,417
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		-		(24,971)		-		(24,971)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(989,755)		-		(989,755)
Net	Ps.	-	Ps.	(345,309)	Ps.	-	Ps.	(345,309)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2015:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	78,725	Ps.	-	Ps.	78,725
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		-		(55,774)		-		(55,774)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(1,587,889)		-		(1,587,889)
Net	Ps.	-	Ps.	(1,564,938)	Ps.	-	Ps.	(1,564,938)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the nine months ended September 30, 2016 and 2015:

Consolidated statements of operations

Instrument	Financial statements line	2016		2015
Jet fuel swap contracts	Fuel	Ps.	-	Ps.	(128,330)
Jet fuel Asian call options contracts	Fuel		(210,217)		(63,925)
Interest rate swap contracts	Aircraft and engine rent expenses		(37,016)		(34,586)
Total		Ps.	(247,233)	Ps.	(226,841)

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the three months ended September 30, 2016 and 2015:

Instrument	Financial statements line	2016		2015

Jet fuel Asian call options contracts	Fuel	Ps.	(87,004)	Ps.	(41,068)
Interest rate swap contracts	Aircraft and engine rent expenses		(12,218)		(12,166)
Total		Ps.	(99,222)	Ps.	(53,234)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the nine months ended September 30, 2016 and 2015:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	September 30, 2016		September 30, 2015
Jet fuel swap contract	OCI	Ps.	-	Ps.	116,502
Jet fuel Asian call options	OCI		(329,198)		(253,261)
Interest rate swap contracts	OCI		(30,802)		12,334
Total		Ps.	(360,000)	Ps.	(124,425)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the three months ended September 30, 2016 and 2015:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	September 30, 2016		September 30, 2015
Jet fuel Asian call options	OCI	Ps.	13,326	Ps.	246,892
Interest rate swap contracts	OCI		(13,828)		(2,082)
Total		Ps.	(502)	Ps.	244,810

8.  Financial assets and liabilities

At September 30, 2016 and December 31, 2015 the Company's financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets

	September 30, 2016		December 31, 2015
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	669,417	Ps.	78,725
Total financial assets	Ps.	669,417	Ps.	78,725

Presented on the consolidated statements of financial position as follows:
Current	Ps.	249,322	Ps.	10,123
Non-current	Ps.	420,095	Ps.	68,602

b)  Financial debt

(i)	At September 30, 2016 and December 31, 2015, the Company's short-term and long-term debt consists of the following:

	September 30, 2016		December 31, 2015
I. Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander ("Santander") and Banco Nacional de Comercio Exterior, S.N.C. ("Bancomext"), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2019, bearing annual interest rate at the three-month LIBOR plus a spread according to the contractual conditions of each disbursement in a range of 1.99 to 2.50 percentage points.	Ps.	987,741	Ps.	1,583,678
II. Accrued interest		4,119		7,341
		991,860		1,591,019
Less: Short-term maturities		562,499		1,371,202
Long-term	Ps.	429,361	Ps.	219,817

(ii)     The following table provides a summary of the Company's payments of financial debt and accrued interest at September 30, 2016:

	Within one year		October 2017 – September 2018		October 2018 – September 2019		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	562,499	Ps.	404,507	Ps.	24,854	Ps.	991,860
Total	Ps.	562,499	Ps.	404,507	Ps.	24,854	Ps.	991,860

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company's share capital unless certain financial ratios are met.

At September 30, 2016 and December 31, 2015, the Company was in compliance with the covenants under the above-mentioned loan agreements.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. ("Airbus"), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreements.

c)  Financial liabilities

	September 30, 2016		December 31, 2015
Derivative financial instruments designed as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	24,971	Ps.	55,774
Total financial liabilities	Ps.	24,971	Ps.	55,774
Presented on the consolidated statements of financial position as follows:
Current	Ps.	24,971	Ps.	44,301
Non-current	Ps.	-	Ps.	11,473

9.  Related parties

a) An analysis of balances due from/to related parties at September 30, 2016 and December 31, 2015 is provided below. All companies are considered affiliates, since the Company's primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	September 30, 2016		December 31, 2015		Terms
Due to:
One Link, S.A. de C.V.	Call center fees	El Salvador	Ps.	16,148	Ps.	9,863	30 days
Aeromantenimiento, S.A.	Aircraft and engine maintenance	El Salvador		19,123		4,453	30 days
SearchForce, Inc.	Internet services	Mexico		293		-	30 days
			Ps.	35,564	Ps.	14,316

For the three and nine months ended September 30, 2016 and for the year ended December 31, 2015, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the nine months ended September 30, 2016 and 2015, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2016		2015
Expenses:
Maintenance	El Salvador	Ps.	210,547	Ps.	76,956
Fees	Mexico/El Salvador		125,084		32,905
Other	Mexico/El Salvador		5,303		618

During the three months ended September 30, 2016 and 2015, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2016		2015
Expenses:
Maintenance	El Salvador	Ps.	73,027	Ps.	16,501
Fees	Mexico/El Salvador		45,448		26,205
Other	Mexico/El Salvador		2,475		222

c)  Servprot

Servprot S.A. de C.V. ("Servprot") is a related party because Enrique Beltranena, the Company's Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. During the nine months ended September 30, 2016 and 2015 the Company expensed Ps.1,174 and Ps.562, respectively for this concept.

During the three months ended September 30, 2016 and 2015 the Company expensed Ps.555 and Ps.183, respectively for this concept.

d)  Directors and officers

During the three months ended September 30, 2016 and 2015, all of the Company's senior managers received an aggregate compensation of short and long-term benefits of Ps.17,294 and Ps.15,228, respectively.

During the nine months ended September 30, 2016 and 2015, all of the Company's senior managers received an aggregate compensation of short and long-term benefits of Ps.93,256 and Ps.72,457, respectively.

On February 19, 2016 the Board of Directors of the Company authorized an extension to the Management incentive plan II (MIPII) for certain key employees. Such extension granted 21,955,020 share appreciation rights (SAR's) on Serie A shares to be settled in cash in a period of five years in accordance with the established service condition.

In April 2016, an extension to the Long-term incentive plan was approved by the Annual Ordinary Shareholder's Meeting. The extension was approved in the same terms of the original plan by an amount of Ps.23,000.

For the nine months ended September 30, 2016 the cost of the share-based payments transactions (LTIP and MIPII) and the cash-settled payments transactions (SAR's) was Ps.55,125 and Ps.15,243.

During the three months ended September 30, 2016 and 2015, the chairman and the independent members of the Company's board of directors received an aggregate compensation of approximately Ps.1,974 and Ps.631, respectively, and the rest of the directors received a compensation of Ps.1,980 and Ps.986, respectively.

During the nine months ended September 30, 2016 and 2015, the chairman and the independent members of the Company's board of directors received an aggregate compensation of approximately Ps.5,296 and Ps.1,939, respectively, and the rest of the directors received a compensation of Ps.5,093 and Ps.2,761, respectively.

10. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

During the nine months ended September 30, 2016 and for the year ended December 31, 2015, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.735,556 and Ps.1,408,196, respectively.

Rotable spare parts, furniture and equipment by an amount of Ps.1,267,898 were disposed during the nine months ended September 30, 2016. This amount included reimbursements of pre-delivery payments for aircraft acquisition of Ps.899,282.

b) Depreciation expense

Depreciation expense for the three months ended September 30, 2016 and 2015 was Ps.129,204 and Ps.112,204, respectively. Depreciation expense for the nine months ended September 30, 2016 and 2015 was Ps.368,324 and Ps.325,147, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

11.  Intangible assets, net

a) Acquisitions

During the nine months ended September 30, 2016 and for the twelve months ended December 31, 2015, the Company acquired intangible assets by an amount of Ps.34,587 and Ps.53,361 respectively.

b) Amortization expense

Software amortization expense for the nine months ended September 30, 2016 and 2015 was Ps.26,005 and Ps.23,594, respectively. Software amortization expense for the three months ended September 30, 2016 and 2015 was Ps.7,219 and Ps.8,484, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

12.  Operating leases

The most significant operating leases are as follows:

Aircraft and engine rent. At September 30, 2016, the Company leases 65 aircrafts (56 as of December 31, 2015) and eleven spare engines under operating leases (six as of December 31, 2015) that have maximum terms through 2030. Rents are guaranteed by deposits in cash or letters of credit. The agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of September 30, 2016 and December 31, 2015, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet, operating leases*:
Aircraft Type	Model	At September 30, 2016	At December 31, 2015
A319	132	6	6
A319	133	10	12
A320	233	39	32
A320	232	4	4
A321	200	6	2
		65	56
* Certain of the Company's aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the nine months ended September 30, 2016, the Company incorporated eleven aircrafts to its fleet (six of them based on the terms of the Airbus purchase agreement and five from lessor's aircraft order book). These new aircraft lease agreements were accounted for as operating leases. Also the Company returned two aircrafts to the lessors.

During the second quarter of 2016 the Company extended the lease term of two A320 aircraft. Additionally, during the second quarter of 2016 the Company entered into certain agreements with different lessors to lease five spare engines which have already been received during the same period. Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

During the year ended December 31, 2015, the Company incorporated seven aircraft to its fleet (five of them based on the terms of the Airbus purchase agreement and two from a lessor's aircraft order book), and returned one aircraft to a lessor. These new aircraft lease agreements were accounted for as operating leases. Additionally, during August 2015 the Company extended the lease term extension of three A319CEO aircraft one effective from 2015 and the other two effective from 2016. All the aircraft incorporated through the lessor's aircraft order book were not subject to sale and leaseback transactions.

In November 2015, the Company entered into three new A321CEO aircraft lease agreements. These aircraft will be incorporated into the Company's fleet in September and December 2016. The Company has already received one of these aircrafts in September 2016.

In August 2015, the Company entered into two new A321CEO aircraft lease agreements to be delivered in 2016. The Company has already received both of these aircrafts in June and September 2016, respectively.

In April 2015, the Company entered into three new A321CEO aircraft lease agreements to be delivered in 2016. The Company has already received one of these aircrafts in May 2016 and two will be incorporated into the Company's fleet in October and November 2016.

During the year ended December 31, 2014, the Company incorporated eight aircraft to its fleet (three of them based on the terms of the original Airbus purchase agreement and five from a lessor's aircraft order book), and returned two aircraft to different lessors. These new aircraft agreements were accounted for as operating leases. Additionally, during October 2014, the Company extended the lease term of one A320CEO aircraft. All aircraft incorporated through the lessor's aircraft order book were not subject to sale and leaseback transactions.

On November 26, 2014, the Company entered into two new aircraft lease agreement (A321CEO), both from the lessor aircraft order book. These aircraft were incorporated into the Company's fleet during April and May 2015.

During October 2014, the Company entered into 14 new aircraft lease agreement (all A320CEO). These aircraft are from the amended purchased order with Airbus. On November 2014 the Company received one of these aircrafts, which was accounted for as operating lease. During 2015, the Company received five of these aircrafts, which were accounted for as operating leases. During the first half of 2016; the Company has already received six more aircrafts and the last two will be incorporated into the Company's fleet during October and December 2016.

On April 8, 2014 the Company entered into one new aircraft lease agreement (A320CEO aircraft) from a lessor aircraft order book. This aircraft was incorporated into the Company's fleet during 2014, and was accounted for as operating lease.

On February 13, 2014, the Company entered into 16 new aircraft lease agreements (10 A320NEO and 6 A321NEO), all from a lessor aircraft order book. The A320NEO will be incorporated into the Company's fleet during 2016, 2017 and 2018, and the A321NEO will be incorporated into the Company's fleet during 2017 and 2018. All aircraft incorporated through the lessor aircraft order book are not subject to sale and leaseback transactions. The Company has already received one of these aircrafts in September 2016.

As of September 30, 2016, December 31, 2015 and 2014, all of the Company's aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Operating leases
	in U.S. dollars		in Mexican pesos
2016	US$	58,021	Ps.	1,131,430
2017		221,972		4,328,505
2018		203,938		3,976,829
2019		188,891		3,683,416
2020		184,864		3,604,888
2021 and thereafter		676,401		13,189,940
Total	US$	1,534,087	Ps.	29,915,008

During the three months ended September 30, 2016, there were no gains or losses recognized in the consolidated statement of operations from the sale and leaseback transactions. During the three months ended September 30, 2015, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.79,405, this gain was recorded under the caption other income in the consolidated statement of operations.

During the nine months ended September 30, 2016 and 2015, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.361,412 and Ps.131,761, respectively, these gains were recorded under the caption other income in the consolidated statement of operations.

During the year ended December 31, 2011, the Company entered into sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of September 30, 2016 and December 31, 2015, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which are recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.15,222 and Ps.17,507, respectively, which are recorded in the caption of other assets.

For the three months ended September 30, 2016 and 2015, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

For the nine months ended September 30, 2016 and 2015, the Company amortized a loss of Ps.2,285, and Ps.2,285, respectively, as additional aircraft rental expense.

13. Other liabilities

At September 30, 2016, the Company had the following other liabilities:

Domestic currency
	Liabilities in domestic currency Time interval
	Current year		Until 1 year		Until 2 years		Until 3 years		Until 4 years		Until 5 years or more
Short-term
Unearned transportation revenue	Ps.	2,381,309	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Related parties		35,564		-		-		-		-		-
Accrued liabilities		1,028,662		94,944		-		-		-		-
Other liabilities				16,923		-		-		-		-
Long-term
Accrued liabilities		-		-		105,114		61,568		24,334		16,036
Other liabilities		-		-		-		10,205		8,275		83,509
Employee benefits		-		-		12,402		-		-		-
Total	Ps.	3,445,535	Ps.	111,867	Ps.	117,516	Ps.	71,773	Ps.	32,609	Ps.	99,545

Foreign currency
	Liabilities in foreign currency Time interval
	Current year		Until 1 year		Until 2 years		Until 3 years		Until 4 years		Until 5 years or more
Short-term
Accrued liabilities	Ps.	918,949	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Financial instruments		24,971		-		-		-		-		-
Total	Ps.	943,920	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-

14. Equity

As of September 30, 2016, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares		(13,721,855)	(13,721,855)
	24,180	998,130,642	998,154,822

As of December 31, 2015, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:
	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares		(16,474,857)	(16,474,857)
	24,180	995,377,640	995,401,820

All shares representing the Company's capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company's Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company's revolving line of credit with Santander and Bancomext limits the Company's ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the nine months ended September 30, 2016 and for the year ended December 31, 2015, the Company did not declare any dividends.

a)	Earnings per share

Basic earnings per share ("EPS") amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

The following tables show the calculations of the basic and diluted earnings per share for the three months ended September 30, 2016 and 2015:

	2016		2015
Net income for the period	Ps.	1,009,675	Ps.	1,152,014
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		0.998		1.138
Diluted		0.998		1.138

The following tables show the calculations of the basic and diluted earnings per share for the nine months ended September 30, 2016 and 2015:

	2016		2015
Net income for the period	Ps.	2,546,144	Ps.	1,809,885
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		2.516		1.789
Diluted		2.516		1.789

15. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	For the three months ended
	September 30,
	2016		2015

Current tax expense	Ps.	(369,184)	Ps.	(346,426)
Deferred income tax expense		(63,935)		(147,640)
Total income tax expense on profits	Ps.	(433,119)	Ps.	(494,066)

	For the nine months ended
	September 30,
	2016		2015

Current tax expense	Ps.	(1,030,101)	Ps.	(916,280)
Deferred income tax (expense) benefit		(61,501)		140,618
Total income tax expense on profits	Ps.	(1,091,602)	Ps.	(775,662)

The Company's effective tax rate during the three and nine months ended September 30, 2016 and 2015 was 30% and 30%, respectively.

16.  Commitments and contingencies

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos
2016	US$	13,476	Ps.	262,788
2017		82,275		1,604,378
2018		119,883		2,337,748
2019		91,556		1,785,354
2020		25,692		500,990
	US$	332,882	Ps.	6,491,258

All aircraft acquired by the Company through the Airbus Purchase Agreement at September 30, 2016 and December 31, 2015 have been subject to sale and leaseback transactions.
Litigation
a) The Company and its CEO, CFO, certain of its current directors and certain of its former directors, as well as certain underwriters are among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to the September 2013 IPO. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to the recognition of non-ticket revenue in violation of the federal securities laws, and seeks unspecified damages and rescission. The motion to dismiss requested by the Company and all defendants was granted with prejudice in their favor on July 6, 2016.  The plaintiff has not appealed the judge's decision and the time to appeal has expired.  Accordingly, any right of the plaintiff to pursue the litigation has ended.  The Company believes that the outcome of the proceedings will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements.

b) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

17.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	During the three months ended September 30,
	2016		2015
Operating revenues:
Domestic (Mexico)	Ps.	4,505,790	Ps.	3,591,352
International		2,225,607		1,628,378
Total operating revenues	Ps.	6,731,397	Ps.	5,219,730

	During the nine months ended September 30,
	2016		2015
Operating revenues:
Domestic (Mexico)	Ps.	11,503,693	Ps.	9,112,552
International		5,540,231		3,974,675
Total operating revenues	Ps.	17,043,924	Ps.	13,087,227

Revenues are allocated by geographic segments based upon the origin of each flight.

The breakdown of the non-ticket revenues for the three months ended September 30, 2016 and 2015 is as follows:

	2016		2015
Non-ticket revenues
Air travel-related services	Ps.	1,341,172	Ps.	916,793
Non-air travel-related services		144,084		100,464
Cargo		39,837		46,161
Total non-ticket revenues	Ps.	1,525,093	Ps.	1,063,418

The breakdown of the non-ticket revenues for the nine months ended September 30, 2016 and 2015 is as follows:

	2016		2015
Non-ticket revenues
Air travel-related services	Ps.	3,652,270	Ps.	2,403,728
Non-air travel-related services		341,990		342,963
Cargo		123,660		139,970
Total non-ticket revenues	Ps.	4,117,920	Ps.	2,886,661

18.  Subsequent events

Subsequent to September 30, 2016 and through October 24, 2016:

The Company acquired its first engine on October 12, 2016 which was accounted at cost at acquisition date in rotable spare parts.

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of September 30, 2016 and December 31, 2015, and the related consolidated statements of operations, comprehensive income for each of the nine and three months ended September 30, 2016 and 2015, consolidated statement of changes in equity as of September 30, 2016 and 2015 and the consolidated statement of cash flows for each of the nine months ended September 30, 2016 and 2015, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2015 and 2014, and for the three years period ended December 31, 2015.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”). The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

a)  Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)  Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)  Exposure, or rights, to variable returns from its involvement with the investee.
(iii)  The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)  The contractual arrangement with the other vote holders of the investee.
(ii)  Rights arising from other contractual arrangements.
(iii)  The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interest even if this results in the non-controlling interests having a deficit balance.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statements of operations, consolidated statements of comprehensive income and consolidated statements of changes in equity, separately from the Company’s own interest.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

b)  Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally the Company does not operate a frequent flier program.

Non-ticket revenues:

The most significant non-ticket revenues include revenues generated from: (i) air travel-related services (ii) revenues from non-air travel-related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the related transportation service is provided by the Company.

Revenues from non-air travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the term of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to destination).

c)  Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

d)  Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

Adoption of IFRS 9 (2013)

On October 1, 2014 the Company elected to early adopt IFRS 9 (2013) Financial Instruments, which comprises aspects related to classification and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. This early adoption of IFRS 9 (2013) did not require retrospective adjustments to the Company.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost. For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of the financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted for as such.

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, the intrinsic value of the option to be defined as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in the consolidated statement of operations when the hedged item is recognized in income.

i)  Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

Initial recognition

All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.  Financial assets at FVTPL which include financial assets held for trading.
2.  Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.  Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii)  Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

Accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market which meet the SPPI characteristics and are held to collect their cash flows. Therefore, after initial recognition at fair value, such financial assets are subsequently measured at amortized cost using the Effective Interest Rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statements of operations.

For trade receivables, the Company first assesses whether objective evidence of impairment exists individually for receivables that are individually significant, or collectively for receivables that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, it includes the receivable in a group of receivables with similar credit risk characteristics and collectively assesses them for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the receivable’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).

iii) Financial liabilities

Classification of financial liabilities

Financial liabilities under IFRS 9 (2013) are classified at amortized cost or at FVTPL.

Derivative financial instruments are also considered financial liabilities when these represent contractual obligations to deliver cash or another financial asset.

Initial recognition

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, financial debt and financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations.

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2015, 2014 and 2013 the Company has not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

e)  Other accounts receivable and provision for doubtful receivables

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears.

f)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

g)  Intangibles assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

h)  Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits  and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a liability. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms. For the years ended

i)  Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consists in scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events are currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consist of a series of more complex tasks that can take up to eight weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil, or “DGAC”) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has a power-by-hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded as incurred in the consolidated statements of operations.

j)  Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:
Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

k)  Foreign currency transactions and exchange differences

The Mexican peso is the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the consolidated statement of financial position date. Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

Non-monetary items that are measured in terms of historical cost in a foreign currency are not subject to remeasurement after the dates of the initial recognition.

On consolidation, the assets and liabilities of foreign operations are translated into pesos at the rate of exchange prevailing at the reporting date and their statements of operations are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

l)  Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific return condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease.

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of supplementary rents.

m) Employee benefits

i)  Personnel vacations

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii)  Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a)  When it can no longer withdraw the offer of those benefits; and

b)  When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, the entity has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii)  Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. During the year ended December 31, 2015, the Company recorded an expense and provision in an amount of Ps.70,690, recorded in the caption salaries and benefits.

v)  Long-term retention plan (“LTRP”)

During 2010, the Company adopted an employee LTRP, the purpose of which is to retain high performing employees within the organization by paying incentives contingent on meeting certain Company’s performance targets. Incentives under this plan were payable in three equal annual installments, following the provisions for other long-term benefits under IAS 19.

During 2014, this plan was restructured and it was named Long-term incentive plan (“LTIP”). This new plan consists in a share purchase plan (equity-settled) and a share appreciation rights plan (cash settled). See below for accounting for share-based payments.

vi)  Share-based payments

a)  LTIP
- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- Share appreciation rights plan (cash settled)

The Company granted share appreciation rights (“SARs”) to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b)  Management incentive plan (“MIP”)

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

vii)  Employee profit sharing

For the years ended December 2015 and 2014, the Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. For the year ended December 31, 2013, employee profit sharing was computed at the rate of 10% of the individual Company’s taxable income, except for depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations.

n)  Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

The Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i)  Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii)  If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)  If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

o)  Taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

p)  Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico at the date of the consolidated statement of financial position.

q)  Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s). Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedges (“CFH”) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also is recognized in income.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

r)  Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

s)  Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares.

t)  Operating segments

The Company is managed as a single business unit that provides air transportation and related services, according it has only one operating segment. The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

u)  Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

v)  Convenience translation

U.S. dollar amounts at September 30, 2016 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.5002 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2016. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

Volaris Reports Third Quarter 2016 Results: 40% Adjusted EBITDAR Margin

Mexico City, Mexico, October 26, 2016 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announced its financial results for the third quarter 2016.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

Third Quarter 2016 Highlights

■	Total operating revenues reached Ps.6,731 million for the third quarter, an increase of 29.0% year over year.
■
Non-ticket revenues were Ps.1,525 million for the third quarter, an increase of 43.4% year over year. Non-ticket revenues per passenger for the third quarter were Ps.384, increasing 20.6% year over year.

■	Total operating revenues per available seat mile (TRASM) rose to Ps.155.0 cents for the third quarter, an increase of 15.3% year over year.
■	Operating expenses per available seat mile (CASM) were Ps.131.0 cents for the third quarter, an increase of 22.9% year over year.
■	Adjusted EBITDAR was Ps.2,665 million for the third quarter, an increase of 25.6% year over year. Adjusted EBITDAR margin was 39.6% for the third quarter, a decrease in margin of 1.0 percentage point.
■	Operating income was Ps.1,043 million for the third quarter, with an operating margin of 15.5%, equal to a year over year operating margin decrease of 5.2 percentage points.
■	Net income was Ps.1,010 million (Ps.1.00 per share / US$0.51 per ADS) for the third quarter, with a net margin of 15.0%, a year over year margin decrease of 7.1 percentage points.
■	Net increase of cash and cash equivalents was Ps.63 million for the third quarter. As of September 30, 2016, cash and cash equivalents were Ps.6,993 million.

Volaris´ CEO Enrique Beltranena commented: “Volaris delivered another solid quarterly financial performance, driven by its ULCC model and a world-class operation. Passenger demand stimulation and non-ticket revenue growth remain the cornerstone of our business model, allowing us to expand unit revenue and deploy capacity in a profitable way.”

Traffic Volume Growth Supported by Healthy Demand Environment, Despite Exchange Rate and Fuel Price Pressures

■	Air traffic volume increase: The Mexican DGAC reported overall passenger volume growth for Mexican carriers of 13.2% year over year in the third quarter. Domestic passenger volume increased 12.5%, while international passenger volume increased 15.6%.

■
Exchange rate volatility: The Mexican peso depreciated 14.1% year over year against the US dollar, from an average of Ps.16.4 pesos per US dollar in the third quarter 2015 to Ps.18.7 pesos per US dollar during the third quarter 2016.

■	Higher fuel prices: The average economic fuel cost per gallon increased 7.8% to Ps.30.8 per gallon (US$1.6) in the third quarter 2016, year over year.

Unit Revenue Improvements Driven by Volume and Non-Ticket Revenue Expansion

■
Passenger traffic stimulation: Volaris booked 4.0 million passengers in the third quarter of 2016, up 18.9% year over year. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 18.3% for the same period. System load factor during the quarter increased 4.8 percentage points year over year to 87.9%.

■
Unit revenue improvement and demand driven capacity growth: For the third quarter of 2016, TRASM increased 15.3%, with yield increasing 5.8%, year over year. During the third quarter, in terms of ASMs, domestic capacity grew 9.8%, while international capacity increased 16.5% responding to a strong demand from both markets.

■
Non-ticket revenues growth: Non-ticket revenues and non-ticket revenues per passenger increased 43.4% and 20.6% year over year for the third quarter of 2016, respectively. The Company has been increasing its product offering, such as insurance services, as well as expanding the offering of commission based products on mobile, while continuing with its dynamic pricing strategy.

■	New routes: In the third quarter 2016, Volaris launched five new international routes (Dallas-Monterrey, Durango-Los Angeles, Guadalajara-Seattle, Guadalajara-San Francisco and Austin-Guadalajara).

Unit Cost Pressured by Exchange Rate Volatility

In the third quarter 2016, Volaris continued to experience pressure in US-dollar denominated costs, such as aircraft and engine rent expenses, international airport costs, and maintenance expenses due to the depreciation of the Mexican peso. The CASM for the third quarter was Ps.131.0 cents, a 22.9% increase compared to the third quarter 2015, mainly driven by FX and fuel price pressures.

Young and Fuel Efficient Fleet, Up-gauging/Increasing Seats Per Aircraft

During the third quarter 2016, the Company incorporated three additional aircraft comprised of one A320neo and two A321s. As of September 30, 2016, Volaris fleet was composed of 65 aircraft (16 A319s, 43 A320s and 6 A321s), with an average age of 4.5 years, resulting in the youngest fleet in Mexico and one of the youngest in the Americas. At the end of the third quarter 2016, Volaris’ fleet had an average of 174 seats per aircraft, an increase from 168 seats in the third quarter of 2015, and 53% of the fleet’s seats were in sharklet-equipped aircraft. During the quarter the Company also became the first NEO aricraft operator in North America.

Solid Balance Sheet and Good Liquidity

The net increase in cash and cash equivalents was equal to Ps.63 million during the third quarter. As of September 30, 2016, Volaris’ unrestricted cash and cash equivalents balance was Ps.6,993 million. Volaris registered negative net debt (or a positive net cash position) of Ps.6,001 million and total equity of Ps.9,633 million.

Active in Fuel Risk Management

Volaris remains active in its fuel risk management program. Volaris utilized call options to hedge 54% of its third quarter 2016 fuel consumption, at an average strike price of US $1.99 per gallon, which combined with the 46% unhedged consumption, resulted in a blended average economic fuel cost of US$1.6 per gallon.

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Presenters for the Company:	Mr. Enrique Beltranena, CEO Mr. Fernando Suárez, CFO

Date:	Wednesday, October 26, 2016
Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-800-311-9408
Mexico dial in (toll free):	0-1-800-847-7666
Brazil dial in (toll free):	0800-282-5781
International dial in:	+1-334-323-7224
Participant entry number:	83342
Webcast will be available on our website:	https://www.webcaster4.com/Webcast/Page/1174/17553

About Volaris:
*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 159 and its fleet from four to 65 aircraft. Volaris offers more than 310 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Forward-looking Statements:
Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:
Andrés Pliego & Diana Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:
Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended September 30, 2016 (US Dollars)*	Three months ended September 30, 2016	Three months ended September 30, 2015	Variance (%)
Total operating revenues (millions)	345	6,731	5,220	29.0%
Total operating expenses (millons)	292	5,688	4,140	37.4%
EBIT (millions)	53	1,043	1,080	(3.4%)
EBIT margin	15.5%	15.5%	20.7%	(5.2) pp
Adjusted EBITDA (millions)	60	1,179	1,200	(1.8%)
Adjusted EBITDA margin	17.5%	17.5%	23.0%	(5.5) pp
Adjusted EBITDAR (millions)	137	2,665	2,121	25.6%
Adjusted EBITDAR margin	39.6%	39.6%	40.6%	(1.0) pp
Net income (millions)	52	1,010	1,152	(12.4%)
Net income margin	15.0%	15.0%	22.1%	(7.1) pp
Earnings per share:
Basic (pesos)	0.05	1.00	1.14	(12.4%)
Diluted (pesos)	0.05	1.00	1.14	(12.4%)
Earnings per ADS:
Basic (pesos)	0.51	9.98	11.38	(12.4%)
Diluted (pesos)	0.51	9.98	11.38	(12.4%)
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	4,342	3,883	11.8%
Domestic	-	2,963	2,699	9.8%
International	-	1,380	1,184	16.5%
Revenue passenger miles (RPMs) (millions)(1)	-	3,818	3,226	18.3%
Domestic	-	2,634	2,242	17.5%
International	-	1,183	984	20.3%
Load factor(2)	-	87.9%	83.1%	4.8 pp
Domestic	-	88.9%	83.1%	5.8 pp
International	-	85.8%	83.0%	2.8 pp
Total operating revenue per ASM (TRASM) (cents)(1)	7.9	155.0	134.4	15.3%
Passenger revenue per ASM (RASM) (cents)(1)	6.1	119.9	107.0	12.0%
Passenger revenue per RPM (Yield) (cents)(1)	7.0	136.4	128.8	5.8%
Average fare(2)	67.5	1,316	1,247	5.5%
Non-ticket revenue per passenger(1)	19.7	384	319	20.6%
Operating expenses per ASM (CASM) (cents)(1)	6.7	131.0	106.6	22.9%
Operating expenses per ASM (CASM) (US cents)(1)	-	6.7	6.3	7.1%
CASM ex fuel (cents)(1)	4.9	94.8	73.1	29.7%
CASM ex fuel (US cents)(1)	-	4.9	4.3	13.1%
Booked passengers (thousands)(1)	-	3,968	3,338	18.9%
Departures(1)	-	26,181	24,087	8.7%
Block hours(1)	-	69,509	62,878	10.5%
Fuel gallons consumed (millions)	-	51.0	45.5	12.1%
Average economic fuel cost per gallon	1.6	30.8	28.6	7.8%
Aircraft at end of period	-	65	55	18.2%
Average aircraft utilization (block hours)	-	13.0	13.1	(0.9%)
Average exchange rate	-	18.72	16.40	14.1%
End of period exchange rate	-	19.50	17.01	14.7%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only
(1) Includes schedule + charter
(2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Nine months ended September 30, 2016 (US Dollars)*	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Variance (%)
Total operating revenues (millions)	874	17,044	13,087	30.2%
Total operating expenses (millons)	758	14,777	11,312	30.6%
EBIT (millions)	116	2,267	1,775	27.7%
EBIT margin	13.3%	13.3%	13.6%	(0.3) pp
Adjusted EBITDA (millions)	136	2,661	2,124	25.3%
Adjusted EBITDA margin	15.6%	15.6%	16.2%	(0.6) pp
Adjusted EBITDAR (millions)	342	6,659	4,606	44.6%
Adjusted EBITDAR margin	39.1%	39.1%	35.2%	3.9 pp
Net income (millions)	131	2,546	1,810	40.7%
Net income margin	14.9%	14.9%	13.8%	1.1 pp
Earnings per share:
Basic (pesos)	0.13	2.52	1.79	40.7%
Diluted (pesos)	0.13	2.52	1.79	40.7%
Earnings per ADS:
Basic (pesos)	1.29	25.16	17.89	40.7%
Diluted (pesos)	1.29	25.16	17.89	40.7%
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	12,214	10,258	19.1%
Domestic	-	8,512	7,188	18.4%
International	-	3,703	3,070	20.6%
Revenue passenger miles (RPMs) (millions)(1)	-	10,553	8,425	25.2%
Domestic	-	7,373	5,905	24.9%
International	-	3,179	2,520	26.2%
Load factor(2)	-	86.4%	82.1%	4.3 pp
Domestic	-	86.6%	82.1%	4.5 pp
International	-	85.9%	82.0%	3.9 pp
Total operating revenue per ASM (TRASM) (cents)(1)	7.2	139.5	127.6	9.4%
Passenger revenue per ASM (RASM) (cents)(1)	5.4	105.8	99.4	6.4%
Passenger revenue per RPM (Yield) (cents)(1)	6.3	122.5	121.1	1.2%
Average fare(2)	60	1,175	1,171	0.3%
Non-ticket revenue per passenger (1)	19.1	373	331	12.8%
Operating expenses per ASM (CASM) (cents)(1)	6.2	121.0	110.3	9.7%
Operating expenses per ASM (CASM) (US cents)(1)	-	6.2	6.5	(4.3%)
CASM ex fuel (cents)(1)	4.5	88.7	75.5	17.4%
CASM ex fuel (US cents)(1)	-	4.5	4.4	2.4%
Booked passengers (thousands)(1)	-	11,038	8,730	26.4%
Departures(1)	-	75,161	64,587	16.4%
Block hours(1)	-	199,898	168,641	18.5%
Fuel gallons consumed (millions)	-	144.8	119.9	20.8%
Average economic fuel cost per gallon	1.4	27.3	29.7	(8.3%)
Aircraft at end of period	-	65	55	18.2%
Average aircraft utilization (block hours)	-	12.9	12.6	2.3%
Average exchange rate	-	18.26	15.55	17.4%
End of period exchange rate	-	19.50	17.01	14.7%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule + charter
(2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2016 (US Dollars)*	Three months ended September 30, 2016	Three months ended September 30, 2015	Variance (%)
Operating revenues:
Passenger	267	5,206	4,156	25.3%
Non-ticket	78	1,525	1,063	43.4%
	345	6,731	5,220	29.0%

Other operating income	-	(1)	(82)	(99.3%)
Fuel	81	1,574	1,303	20.8%
Aircraft and engine rent expense	76	1,486	921	61.4%
Landing, take-off and navigation expenses	46	892	703	26.9%
Salaries and benefits	31	604	492	22.8%
Sales, marketing and distribution expenses	20	381	303	26.0%
Maintenance expenses	18	358	208	72.4%
Other operating expenses	13	257	172	49.1%
Depreciation and amortization	7	136	121	13.0%
Operating expenses	292	5,688	4,140	37.4%

Operating income	53	1,043	1,080	(3.4%)

Finance income	1	27	15	80.1%
Finance cost	-	(9)	(5)	90.9%
Exchange gain, net	20	382	556	(31.3%)
Comprehensive financing result	21	400	566	(29.4%)

Income before income tax	74	1,443	1,646	(12.3%)
Income tax expense	(22)	(433)	(494)	(12.3%)
Net income	52	1,010	1,152	(12.4%)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2016 (US Dollars)*	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Variance (%)
Operating revenues:
Passenger	663	12,926	10,201	26.7%
Non-ticket	211	4,118	2,887	42.7%
	874	17,044	13,087	30.2%

Other operating income	(19)	(370)	(143)	>100%
Aircraft and engine rent expense	205	3,999	2,483	61.1%
Fuel	202	3,948	3,563	10.8%
Landing, take-off and navigation expenses	123	2,406	1,884	27.7%
Salaries and benefits	90	1,748	1,364	28.1%
Maintenance expenses	51	1,004	587	71.0%
Sales, marketing and distribution expenses	50	976	750	30.1%
Other operating expenses	35	673	476	41.3%
Depreciation and amortization	20	394	349	13.1%
Operating expenses	758	14,777	11,312	30.6%

Operating income	116	2,267	1,775	27.7%

Finance income	4	81	37	>100%
Finance cost	(1)	(24)	(15)	64.8%
Exchange gain, net	67	1,315	789	66.7%
Comprehensive financing result	70	1,371	811	69.1%

Income before income tax	187	3,638	2,586	40.7%
Income tax expense	(56)	(1,092)	(776)	40.7%
Net income	131	2,546	1,810	40.7%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Adjusted EBITDAR Reconciliation

The Company is providing a reconciliation of GAAP financial information to non-GAAP financial information as it believes that non-GAAP financial measures provide management and investors the ability to measure the performance of the Company on a consistent basis.  These non-GAAP financial measures have limitations as an analytical tool.

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2016 (US Dollars)*	Three months ended September 30, 2016	Three months ended September 30, 2015	Variance (%)
Reconciliation:
Net income	52	1,010	1,152	(12.4%)
Plus (minus):
Finance cost	-	9	5	90.9%
Finance income	(1)	(27)	(15)	80.1%
Provision for income tax	22	433	494	(12.3%)
Depreciation and amortization	7	136	121	13.0%
EBITDA	80	1,562	1,757	(11.1%)
Exchange (gain) loss, net	(20)	(382)	(556)	(31.3%)
Adjusted EBITDA	60	1,179	1,200	(1.8%)
Aircraft and engine rent expense	76	1,486	921	61.4%
Adjusted EBITDAR	137	2,665	2,121	25.6%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2016 (US Dollars)*	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Variance (%)
Reconciliation:
Net income	131	2,546	1,810	40.7%
Plus (minus):
Finance cost	1	24	15	64.8%
Finance income	(4)	(81)	(37)	>100%
Provision for income tax	56	1,092	776	40.7%
Depreciation and amortization	20	394	349	13.1%
EBITDA	204	3,976	2,912	36.5%
Exchange (gain) loss, net	(67)	(1,315)	(789)	66.7%
Adjusted EBITDA	136	2,661	2,124	25.3%
Aircraft and engine rent expense	205	3,999	2,483	61.1%
Adjusted EBITDAR	342	6,659	4,606	44.6%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Financial Position

(In millions of Mexican pesos)	September 30, 2016 Unaudited (US Dollars)*	September 30, 2016 Unaudited	December 31, 2015 Audited
Assets
Cash and cash equivalents	359	6,993	5,157
Accounts Receivable	61	1,190	464
Inventories	11	215	163
Prepaid expenses and other current assets	27	534	585
Financial instruments	13	249	10
Guarantee deposits	53	1,029	861
Total current assets	524	10,211	7,241
Rotable spare parts, furniture and equipment, net	102	1,997	2,550
Intangible assets, net	5	102	95
Financial instruments	22	420	69
Deferred income taxes	28	549	545
Guarantee deposits	305	5,952	4,704
Other assets	3	54	58
Total non-current assets	465	9,074	8,020
Total assets	989	19,285	15,261
Liabilities
Unearned transportation revenue	122	2,381	1,957
Accounts payable	35	688	795
Accrued liabilities	105	2,043	1,471
Other taxes and fees payable	57	1,103	1,107
Income taxes payable	52	1,023	338
Financial instruments	1	25	44
Financial debt	29	562	1,371
Other liabilities	1	17	19
Total short-term liabilities	402	7,842	7,103
Financial instruments	-	-	11
Financial debt	22	429	220
Accrued liabilities	11	207	157
Other liabilities	5	102	49
Employee benefits	1	12	10
Deferred income taxes	54	1,059	885
Total long-term liabilities	93	1,810	1,333
Total liabilities	495	9,652	8,436
Equity
Capital stock	152	2,974	2,974
Treasury shares	(4)	(82)	(91)
Contributions for future capital increases	-	-	-
Legal reserve	2	38	38
Additional paid-in capital	92	1,794	1,791
Retained earnings	254	4,954	2,408
Accumulated other comprehensive losses	(2)	(46)	(295)
Total equity	494	9,633	6,825
Total liabilities and equity	989	19,285	15,261

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2016 (US Dollars)*	Three months ended September 30, 2016	Three months ended September 30, 2015

Net cash flow (used in) provided by operating activities	(1)	(22)	243
Net cash flow (used in) provided by investing activities	(14)	(268)	86
Net cash flow provided by (used in) financing activities	7	145	(176)
(Decrease) increase in cash and cash equivalents	(7)	(146)	154
Net foreign exchange differences	11	209	226
Cash and cash equivalents at beginning of period	355	6,930	4,028
Cash and cash equivalents at end of period	359	6,993	4,408

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2016 (US Dollars)*	Nine months ended September 30, 2016	Nine months ended September 30, 2015

Net cash flow provided by operating activities	77	1,501	2,140
Net cash flow provided by (used in) investing activities	26	498	(245)
Net cash flow used in financing activities	(40)	(774)	(61)
Increase in cash and cash equivalents	63	1,225	1,833
Net foreign exchange differences	31	611	309
Cash and cash equivalents at beginning of period	264	5,157	2,265
Cash and cash equivalents at end of period	359	6,993	4,408

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only